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                       SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C.

                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under Section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended





                              Eastern Energy Ltd.
                              452 Flinders Street
                                    Level 17
                          MELBOURNE VIC 3000 AUSTRALIA
                       ---------------------------------
                       (Name of foreign utility company)





                           Texas Utilities Company
                   ------------------------------------------
                   (Name of filing company if filed on behalf
                         of a foreign utility company)


 This Commission is requested to mail copies of all communications relating to this Notification to:

                              Robert A. Wooldridge
                     Worsham, Forsythe & Wooldridge, L.L.P.
                                  Energy Plaza
                             1601 Bryan, 30th Floor
                              Dallas, Texas 75201


                               November 20, 1995
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         Texas Utilities Company (the "Company"), a Texas corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), acting on behalf of Eastern Energy Ltd. ("Eastern Energy"), a corporation organized under the laws of Australia, hereby notifies the Securities and Exchange Commission (the "Commission") that Eastern Energy is, and on behalf of Eastern Energy claims status for Eastern Energy as, a foreign utility company ("FUCO") within the meaning of Section 33 of the Act.

ITEM 1. STATE THE NAME OF THE ENTITY CLAIMING FOREIGN UTILITY COMPANY STATUS, ITS BUSINESS ADDRESS, AND A DESCRIPTION OF THE FACILITIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS. TO THE EXTENT KNOWN, IDENTIFY EACH PERSON THAT HOLDS FIVE PERCENT (5%) OR MORE OF ANY CLASS OF VOTING SECURITIES OF THE FOREIGN UTILITY COMPANY AND DESCRIBE THE AMOUNT AND NATURE OF THE INTEREST.

         The name of the entity claiming foreign utility status is Eastern Energy Ltd., an Australian corporation, the business address of which is 452 Flinders Street, Level 17, MELBOURNE VIC 3000 AUSTRALIA. Eastern Energy distributes electricity to approximately 470,000 customers in the eastern half of the State of Victoria in southeastern Australia. Set forth below is a description of the facilities owned and/or used by Eastern Energy for the generation, transmission, and distribution of electric energy for sale:

         Eastern Energy's distribution assets are spread over approximately 80,000 square kilometers and along 25,600 kilometers of line on approximately 311,600 poles. Over 470,000 customers are served from approximately 45,900 transformer installations. Eastern Energy also owns and operates 2,000 kilometers of 66 kV sub-transmission circuit and approximately 45 zone substations with transformer sub-transmission voltage of 66 kV to distribution voltage of 22 kV. Transmission voltage circuitry in Eastern Energy's service area is owned by the State of Victoria. Eastern Energy does not own any generation facilities.

         As of the date of this notification, 100% of the voting stock of Eastern Energy will be owned by Texas Utilities Australia Pty. Ltd., an Australian company ("TU Australia") and a wholly-owned subsidiary of the Company.

ITEM 2. STATE THE NAME OF ANY DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY AND, IF APPLICABLE, ITS HOLDING COMPANY, AND A DESCRIPTION OF THE RELATIONSHIP BETWEEN THE FOREIGN UTILITY COMPANY AND SUCH COMPANY, AND THE PURCHASE PRICE PAID BY ANY SUCH DOMESTIC ASSOCIATE PUBLIC-UTILITY COMPANY FOR ITS INTEREST IN THE FOREIGN UTILITY COMPANY.

         The names of the domestic associate public-utility companies are Texas Utilities Electric Company ("TU Electric") and Southwestern Electric Service Company ("SESCO"). The Company will own all of the outstanding voting stock of TU Australia, and the only relationship between TU Electric, SESCO, and TU Australia is that their holding company is the Company. SESCO will not pay any portion of the purchase price. With respect to TU Electric and SESCO, the Company owns all





NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR EASTERN ENERGY, LTD. - PAGE 2
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         the outstanding voting stock of both companies. At the date of acquisition, the sole asset of TU Australia will be its investment in Eastern Energy. No portion of the purchase price for Eastern Energy will be paid by TU Electric.

EXHIBIT A. IF APPLICABLE, THE STATE CERTIFICATION(S) REQUIRED UNDER SECTION 33(A)(2) OF THE ACT. CERTIFICATION(S) PREVIOUSLY FILED WITH THE COMMISSION MAY BE INCORPORATED BY REFERENCE. IF THE CERTIFICATION(S) IS NOT AVAILABLE AT THE TIME OF FILING THE FORM U-57, SO STATE, AND UNDERTAKE TO FILE SUCH CERTIFICATION AS AN AMENDMENT WHEN AVAILABLE; HOWEVER, FOREIGN UTILITY COMPANY STATUS WILL NOT BE DEEMED OBTAINED UNTIL ALL REQUIRED CERTIFICATION(S) HAVE BEEN FILED.

         The Public Utility Commission of Texas certification letter dated October 13, 1995, and filed with the Commission on or about October 19, 1995, is incorporated herein by reference. A true and correct copy is attached hereto as Exhibit A.


                                   SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                                TEXAS UTILITIES COMPANY


                                        By:     /s/ Peter B. Tinkham
                                                Peter B. Tinkham
                                                Secretary/Assistant Treasurer


Date:    November 20, 1995





NOTIFICATION OF FOREIGN UTILITY
COMPANY STATUS FOR EASTERN ENERGY, LTD. - PAGE 3
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                                   EXHIBIT A


               [PUBLIC UTILITY COMMISSION OF TEXAS LETTERHEAD]




                                October 13, 1995




Mr. Jonathan G. Katz
Secretary
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Dear Mr. Katz:

         Texas Utilities Electric Company (TU Electric) and Southwestern Electric Service Company (SESCO), subsidiaries of Texas Utilities Company
(TXU), a Texas Corporation, have advised this Commission that TXU is considering participation in the privatization of Eastern Energy Company, an Australian public utility company (Eastern). In connection with such activities, TU Electric and SESCO have requested that the Public Utility Commission of Texas (the Commission) provide to you the certification contemplated in Section 33(a)(2) of the Public Utility Holding Company Act of 1935 (15 U.S.C. 79 et. seq.), which section was added to that Act by Section 715 of the Energy Policy Act of 1992.

         As the State Commission having jurisdiction over the retail electric rates of TXU's public utility subsidiaries, TU Electric and SESCO, please be advised that this Commission:

         (i) has authority and resources to protect the ratepayers of TU Electric and SESCO; and

         (ii)    intends to exercise such authority.

         This certification applies only to the potential investment in Eastern Energy.
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Mr. Jonathan G. Katz
Securities and Exchange Commission
October 13, 1995
Page 2






                                        Sincerely,

                                        PUBLIC UTILITY COMMISSION OF TEXAS



                                        /s/ Pat Wood, III
                                        Pat Wood, III, Chairman


                                        /s/ Robert W. Gee
                                        Robert W. Gee, Commissioner


                                        /s/ Judy Walsh
                                        Judy Walsh, Commissioner


cc:      Office of Public Utility Regulation
         Securities and Exchange Commission